

PEYTO ENERGY TRUST
Suite 2900, 450 – 1st Street S.W.
Calgary, Alberta
T2P 5H1

April 13, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549



Dear Sir or Madame:

Re: **Peyto Energy Trust (the "Trust")**
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's Press Release dated April 13, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope

Very truly yours,

PEYTO ENERGY TRUST



Stephen J. Chetner

cc: Peyto Energy Trust
Attention: Don Gray
Attention: Sandra Brick

Torys LLP
Attention: Dan Miller

G:\054822\0026\Letters\US Reg 12g3 Letter of App 01.doc

NEWS RELEASE

APRIL 13, 2005 **SYMBOL: PEY.UN - TSX**

PEYTO ENERGY TRUST ANNOUNCES ADDITIONAL 2004 UNITED STATES TAX INFORMATION

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto") announces additional guidance regarding the 2004 tax treatment of unitholders in the United States.

For the 2004 taxation year, Peyto has made the election to be treated as a corporation for United States ("U.S.") income tax purposes. In addition, Peyto's trust units should be treated as equity under U.S. tax laws. As a corporation, we believe we will also be considered a Qualified Foreign Corporation ("QFC") for U.S. income tax purposes. The taxable portion of the trust distributions for U.S. income tax purposes is determined based upon Peyto's current and accumulated earnings & profits ("E&P") as determined in accordance with U.S. income tax law.

Subject to advice from your legal and tax advisors, we recommend that you reference this press release as support for your treatment of the 2004 distributions from Peyto.

With respect to cash distributions paid in 2004 to United States unitholders, 85.049% percent would be reported as qualified dividends and 14.951% percent would be reported as non-taxable return of capital.

We encourage you to actively visit Peyto's website located at www.peyto.com. For further information, please contact Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077.

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.